

Mail Stop 4720

May 3, 2016

James P. McDonough
President and Chief Executive Officer
Randolph Bancorp, Inc.
10 Cabot Place
Stoughton, MA 02072

> **Re: Randolph Bancorp, Inc.**
> **Amendment No. 1 to Registration Statement on Form S-1**
> **Filed April 20, 2016**
> **File No. 333-209935**

Dear Mr. McDonough:

We have reviewed your amended registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments. Unless we note otherwise, our references to prior comments are to comments in our March 31, 2016 letter.

Recent Developments Of Randolph Bancorp

Comparison of Operating Results for the Three Months Ended March 31, 2016 and 2015

Other Non-interest Income, page 42

1.   We note that you have reported the gain on sale of real estate within Other Non-interest Income. Please revise to present the net cost of operation of other real estate within noninterest expense as required by Rule 9-04 14 (d) of Regulation S-X.

Summary Selected Pro Forma Condensed Consolidated Financial Data, page 49

2.   Please revise the Pro Forma Combined Operating Data to reflect the amounts appearing on page 67 under the title Pro Forma Data – Pro Forma Unaudited Condensed

Consolidated Financial Statements - Pro Forma Unaudited Condensed Consolidated Statement of Income For the Year Ended December 31, 2015.

Pro Forma Data

Additional Pro Forma Data, page 72

3.   We have reviewed your response to comment 29. Please revise Note 4 to reflect your computation of the pro forma stock option adjustment for the fiscal year ended December 31, 2015 for all offering levels. In this regard, state that 25% of the amortization expense results in a tax benefit using an assumed tax rate of 34%.

Consolidated Financial Statements of Randolph Bancorp

Notes to Consolidated Financial Statements

Note 1. Summary of Significant Accounting Policies, page F-9

4.   We have reviewed your response to comment 39. Please disclose the accounting policy used to account for acquisitions.

You may contact Chris Harley, Staff Accountant, at (202) 551-3695 or Gus Rodriguez, Accounting Branch Chief, at (202) 551-3752 if you have questions regarding comments on the financial statements and related matters. Please contact William H. Dorton, Staff Attorney, at (202) 551-3107 or me at (202) 551-3434 with any other questions.

Sincerely,

/s/ Michael Clampitt

Michael Clampitt
Senior Staff Attorney
Office of Financial Services